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                                                                    Exhibit 4.37



                              (Summary Translation)

                               Guarantee Agreement

This Agreement is made by and between Mr. Xiaofeng Peng (hereinafter referred to as "Party A"), Bank of China Xinyu branch (hereinafter referred to as "Party B").

WHEREAS,

1, Jiangxi LDK Solar Hi-Tech Co., Ltd. (hereinafter referred to as "Jiangxi LDK") and Party B entered into a loan agreement (hereinafter referred to as the "Loan Agreement") made between February 5, 2007 and February 5, 2009, pursuant to which Party B undertook to lend to Jiangxi LDK loans; and

2, Party A has agreed to guarantee the obligations of Jiangxi LDK to perform the Loan Agreement.

NOW, THEREFORE, Party A and Party B, subject to the terms and conditions set forth herein, agree as follows:

1, The Guarantors agree to provide guarantees for the performance of obligations by Jiangxi LDK under the Loan Agreement and be jointly and severally liable for repayment of the Loan up to Rmb 220 million in the event of a default by Jiangxi LDK in accordance with the Loan Agreement.

2, In the event Jiangxi LDK does not fulfill the Loan Agreement or repay debts, Party B is entitled to demand remedies from Party A directly, and Party A shall pay within 7 business days upon receiving of request from Party B.

3,The Scope of the guarantee hereunder shall include the principal amounts outstanding of Rmb 6 million, plus interests accrued, damages caused and expenses associated with the realization of Party B's rights under the Loan Agreement (including attorney's expenses).

4, The term of the guarantee : from the date of this agreement to two years after the expiry of the performance period by Jiangxi LDK under the Loan Agreement.


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5, The effect of this Agreement is independent from Loan Agreement.

6, During the Period of Guarantee, Parties of Loan Agreements can make changes thereto without the consent of Party A.

7, During the Period of Guarantee, Party B is entitled to monitor the funds and properties of Party A, and to request its credit information with which Party A shall provide.

8, During the Period of Guarantee, Party A agrees not to provide any guarantee beyond its capability.

9, Party B is entitled to call upon Party A's obligations as guarantor in event of any following situations:

(1) Party A violates clause 8 of the Agreement;

(2) During the fulfillment period of Guarantee, if due to the death of the debtor, or was declared missing, or became incapacitated, the loan can not be cleared; or any default hereunder in accordance with the Loan Agreement.

10, If Party A does not fulfill his guarantee obligations or other obligations hereunder in accordance with this Agreement, Party A shall pay 1% of the default fees under the amount of Loan Agreement.

11, During the effect of this Agreement, neither Party A nor Party B is entitled to modify or dissolve it. Written agreement by both Parties is needed when the modification or disolution becomes necessary. This Agreement remains effective before any agreement on modification or disolution has be reached.

12, The parties shall resolve all disputes arising from or in connection with this Agreement through consultation. If the parties cannot reach an agreement through such consultations, either party is entitled to submit the disputes to the people's court where the Agreement was signed.


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13, Miscellaneous: the Agreement is binding on Party A when his activity constitutes default in accordance with the Agreement.

14, This Agreement shall become effective upon the signing by the legal representatives or authorized representatives of the respective parties and fixing hereunto the respective corporate seal.

15, This Agreement is made in 2 original copies, and each party shall keep one copy hereof.



Party A: (signature)                                        Spouse: (signature)





Party B: (sealed)



legal representative:

(or authorized representative)



Date: February 5, 2007